FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
FOR August 29, 2005
Commission File Number 000-29726
TIM Hellas Telecommunications S.A.
(Exact name of registrant as specified in its Charter)
TIM Hellas Telecommunications S.A.
(Translation of registrant’s name into English)
66 Kifissias Avenue
15125 Maroussi
Athens
Greece
(Address of registrant’s principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit Index
SIGNATURE

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated August 26, 2005 announcing the TIM Hellas’ board of directors’ approval of the merger report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 29, 2005

TIM Hellas Telecommunications S.A.
By:	/s/ Socrates Kominakis
	Name:	Socrates Kominakis
	Title:	Chief Executive Officer

EXHIBIT 99.1
     Press Release dated August 26, 2005 announcing the TIM Hellas’ board of directors’ approval of the merger report.

NEWS FOR INVESTORS
TIM HELLAS BOARD OF DIRECTORS APPROVES MERGER REPORT — EXTRAORDINARY GENERAL ASSEMBLY SET FOR OCTOBER 4, 2005
ATHENS, August 26, 2005 — TIM Hellas Telecommunications S.A. (NASDAQ: TIMHY; Amsterdam: TIMHY) announced that its board of directors has unanimously approved the merger report under Greek law setting forth the board’s explanation and justification of the draft cash-out merger agreement from a legal and financial point of view. At a meeting held on August 24, the board confirmed its satisfaction with the fairness of the proposed merger from a financial point of view and with the terms of the draft merger agreement, according to which the Company will be merged with and into Troy GAC Telecommunications S.A., and TIM Hellas’ ordinary shares will be canceled and converted into the right to receive €16.42475 per share.
In accordance with Greek law, the merger report will now be submitted to the competent Greek prefecture for registration in the registry of companies limited by shares. The merger and the draft merger agreement remain subject to the approval of the shareholders of both TIM Hellas and Troy GAC Telecommunications S.A.
The company’s board scheduled the Extraordinary General Assembly of TIM Hellas shareholders to consider and vote on the cash-out merger and the draft merger agreement dated July 21, 2005 for Tuesday, October 4, 2005. All appropriate documentation will be made available to shareholders prior to the Extraordinary General Meeting in accordance with applicable law.
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Investor Relations: Rania Bilalaki Tel: +30 210 615 8585
ir@tim.com.gr www.tim.com.gr/en/ir.cfm
Trademark licensed by TIM Italia S.p.A.. Name licensed by TIM Italia S.p.A..
TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its brand stands for innovative products and services. The company’s stock is publicly traded on the Nasdaq and Amsterdam exchanges.